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www.dechert.com
_________________________________________

Stuart Strauss
Partner

stuart.strauss@dechert.com
+1 212 698 3529  Direct
+1 212 698 0452 Fax

April 25, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       The Saratoga Advantage Trust

Registration Statement on Form N-14

Dear Sir or Madam:

On behalf of The Saratoga Advantage Trust, a Delaware business trust (the “Trust”), attached herewith for filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), is the Trust’s Registration Statement on Form N-14, relating to the James Alpha Hedged High Income Portfolio.

This filing is being made pursuant to Rule 488 under the Securities Act. We anticipate going automatically effective on May 25, 2016.

Should you have any questions regarding the filing, please do not hesitate to contact Stuart M. Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss